UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Asenso Finance, Inc. (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 19, 2021

Physical address of issuer

1240 Rosecrans Ave, Ste 120, Manhattan Beach, CA 90266

Website of issuer

https://www.asensofinance.com/

Current number of employees

The Company has no full-time employees. The Company's working personnel consists of consultants via a Consulting Agreement with the Company's parent company—Talino Ventures P.B.C.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2022, and prior fiscal year ended December 31, 2021.

	Most recent fiscal year-end December 31, 2022	Prior fiscal year-end December 31, 2021
Total Assets	$ 669,226	$40,000
Cash & Cash Equivalents	$13,103	$40,000
Accounts Receivable	$45,760	$0
Short-term Debt	$ 605,361	$77,694
Long-term Debt	$285,132	$0
Revenues/Sales	$85,760	$40,000
Cost of Goods Sold	$43,713	$0
Taxes Paid	$0	$0
Net Income/Loss	$(534,660)	$(37,694)



November 27, 2024

FORM C-AR: Annual Report

Asenso Finance, Inc.

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Asenso Finance, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about (i) the Simple Agreement for Future Equity (the "**SAFE Notes**") offered and sold by the Company pursuant to Regulation Crowdfunding ("**Reg. CF**") under the Securities Act of 1933, as amended, or the Securities Act, during the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at https://www.asensofinance.com/.

During the period from February 2022 to June 2022, the Company raised $285,132 (before offering expenses) from investors through the sale of its SAFE Notes on the Wefunder portal in its Reg. CF offering, previously described in the Company's filed Form C, dated February 11, 2022, and this Form C-AR (this "**Offering**").

During the fiscal year 2022, the Company issued 2,076,786 shares for a total purchase price of $350,086.25 in a private placement. During fiscal year 2022, the Company raised $285,132 (before offering expenses) through the sale of SAFE Notes on the WeFunder crowdfunding portal in its Reg. CF offering described in the previously filed Form C, dated February 11, 2022, and previously filed Form C-AR. As of the date of this annual report, the Company raised a total of $285,132 through its offering on the WeFunder portal.

No federal or state securities commission or regulatory authority, including the U.S. Securities and Exchange Commission ("SEC"), has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority, including the SEC, has recommended or approved the securities. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.asensofinance.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is November 27, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Asenso Finance, Inc., referred to herein as the "Company," as well as references to "we," "us," or "our," is a corporation formed on October 19, 2021, under the laws of the State of Delaware. The Company is a lending-as-a-service software provider to small banks and community development financial institutions. Our goal is to support small business owners looking to grow through small business loans, real estate loans and residential mortgages — including government and private programs—business banking services, business insurance, and merchant gateway services. We also work with non-profit organizations, such as the National Asian American Coalition (the "**NAAC**"), to connect small businesses with advisors, business courses, technical assistance, and other helpful programs and services.

The Company is located at 1240 Rosecrans Ave., Suite 120, Manhattan Beach CA 90266.

The Company's website is https://www.asensofinance.com/.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Our corporate name is Asenso Finance, Inc. We are a Delaware corporation that was incorporated on October 19, 2021, for the purpose of supporting small business owners who are looking to grow through small business loans, real estate loans, business banking services, business insurance, and merchant gateway services.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product research, development, and investing in operations and infrastructure. The Company aims to achieve profitability by 2025. The capital we raised will empower us to expand our product development, increase sales and marketing efforts, and grow out our infrastructure and operations as we continue to aggressively grow and expand our business.

Our Products and/ or Services

Overview

The Company is in the fintech space and provides financial growth opportunities to small business owners and underserved communities through financing, financial education, and business resources. The Company offers small business loans, real estate loans, business banking services, business insurance, and merchant gateway services.

Customer Base

We target businesses that specialize in community retail or wholesale business, and our largest customers to date have been Southern California-based local businesses with revenue of less than $1 million per year in health and retail services. We target our customer acquisition efforts to Southern California, and we anticipate that our customers will be from California, Texas and Florida.

Domain Names

The Company owns the following active domain names: https://www.asensofinance.com/ and https://www.asenso.io/.

Competition

The Company's primary competitors are Lendio, Inc. and B.S.D. Capital d/b/a Lendistry. These competitors provide similar services relating to providing small business loans and financial guidance.

Governmental/Regulatory Approval and Compliance

Our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide users with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

The Company also acts as an agent for Kingstone Capital Properties, Inc., a licensed broker that must maintain loan origination, brokering, and servicing licenses in a number of U.S. states and actively works to comply with new license requirements as they arise. While the Company is not directly licensed as a broker, it does work with Kingstone Capital Partners and looks to meet their regulatory requirements pursuant to the Company's license with them.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address is 1240 Rosecrans Ave., Suite 120, Manhattan Beach, CA 90266.

We conduct our operations from our offices in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors Of the Company

Tom Fisher, Director   **Dates of Board Service: 2021 - Present**

Tom Fisher is currently an Executive Director and Advisor for Asenso Finance, Inc. Mr. Fisher also serves as the Strategic Advisor for Gojob which is a temporary staffing agency in Europe. Mr. Fisher also serves as the Strategic Advisor for Zenity which is the leading platform to secure and monitor no-code/low-code development. Mr. Fisher also serves as Operating Partner for Talino Ventures, P.B.C., a venture studio that enables startups in the fin-tech space to flourish. Mr. Fisher also serves on the Data Science Business Analytics Advisory Board for UNC Charlotte College of Computing and Informatics.

Tom Fisher's Business Experience for the Last Three Years

Employer: Zenity Ltd.
Employer's Principal Business: Cybersecurity
Title: Strategic Advisor
Dates of Service: February 2022 - Present
Responsibilities: As the strategic advisor, Tom Fisher provides high-level strategic guidance and insights to the organization and assists with market analysis, planning, and risk assessment. Working with executives and other officers he also collaborates on strategic planning, managing change initiatives, cultivating stakeholder relations, and ensuring ethical and legal compliance.

Employer: Gojob S.A.S
Employer's Principal Business: Employment Recruiting
Title: Strategic Advisor
Dates of Service: January 2022 - Present
Responsibilities: As a strategic advisor, Mr. Fisher provides high-level strategic guidance and insights to the organization. He also assists with market analysis, planning, and risk assessment. Working with executives and other officers, he is also collaborates on strategic planning, managing change initiatives, cultivating stakeholder relations, and ensuring ethical and legal compliance. He plays a crucial role in shaping long-term strategies, optimizing organizational performance, and fostering innovation.

Employer: Talino Ventures P.B.C.
Employer's Principal Business: Fintech Startups
Title: Operating Partner
Dates of Service: September 2021 - Present
Responsibilities: Mr. Fischer's primary responsibilities include strategic planning, operational leadership, performance improvement, and talent management. He leverages industry expertise and networks to drive growth, manage risks, facilitate stakeholder communication, and ultimately contribute to value creation, bridging the gap between company management and investors while fostering operational excellence.

Employer: UNC Charlotte College of Computing and Informatics
Employer's Principal Business: Education
Title: Data Science Business Analytics Advisory Board
Dates of Service: January 2015 - Present
Responsibilities: Mr. Fischer's primary responsibilities are related to data science and analytics at the organizational level. He is involved in offering strategic counsel, aiding in curriculum development, ensuring industry relevance, recommending technology and tools, fostering a talent pipeline, facilitating industry collaboration, providing mentorship, upholding ethical standards, advocating for data science education, staying attuned to industry trends, and maintaining a feedback loop for continuous improvement. By leveraging his industry expertise and connections, he helps bridge the gap between academia and the dynamic world of data-driven decision-making.

Education: University of North Carolina at Charlotte (B.A. Political Science, International Relations)

Cindy Damarillo-Ty, Director   **Dates of Board Service: 2021 - Present**

Cindy Damarillo-Ty is currently a Director and Treasurer for Asenso Finance, Inc. Ms. Damarillo-Ty also serves as Vice President of Finance and Operations for Talino Ventures P.B.C. Since 2001, Ms. Damarillo-Ty has served as the Co-Founder and Finance Head of Exist Software Labs, Inc., which provides enterprise solutions through consultancy and cutting-edge products and services. From 2001-2005, Ms. Damarillo-Ty served as the Co-Founder and Operations Manager of Gluecode Software Inc., which was successfully acquired in 2005 by IBM. Gluecode Software brought to market a leading Open-Source Java Application Server from the Apache Software Foundation.

Cindy Damarillo-Ty's Business Experience for the Last Three Years

Employer: Talino Ventures P.B.C.
Employer's Principal Business: Venture Studio for Fintech startups
Title: Vice President of Finance and Operations
Dates of Service: January 2016 - Present
Responsibilities: Ms. Damarillo-Ty is responsible for overseeing the financial management and operational aspects of an organization. She collaborates with other executives in strategic planning, monitors performance indicators, manages stakeholder relations, and is prepared to handle crises, playing a crucial role in ensuring the organization's financial stability, operational efficiency, and compliance to achieve its mission and objectives effectively. She leads financial planning and budgeting, financial reporting, accounting, and auditing, treasury management, and compliance matters.

Employer: Exist Software Labs, Inc.
Employer's Principal Business: Global Technology Innovation
Title: Co-Founder and Finance Head
Dates of Service: September 2001 - Present
Responsibilities: Ms. Damarillo-Ty developed financial strategies and budgets, provided financial analysis and reporting to the executive team and stakeholders, and ensured compliance with accounting principles and regulations. Managing cash flow and financial risk, Ms. Damarillo-Ty makes strategic decisions about capital and is heavily engaged in investor relations. She also oversaw internal controls, audits, and financial systems, while establishing performance metrics and collaborating with external partners.

Education: University of San-Jose-Recoletos (B.S. in Computer Science)

Winston Damarillo, Director   **Dates of Board Service: 2021 - Present**

Winston Damarillo is a serial entrepreneur, founding three different successful Silicon Valley startups thus far in his career. Mr. Damarillo serves as a Director for Asenso Finance, Inc. Additionally, Mr. Damarillo serves as Chief Executive Officer of Talino Ventures P.B.C., a venture studio that enables startups in the fin-tech space to flourish. Mr. Damarillo also served as Chief Executive Officer of Bayani Pay, Inc. which is a digital banking service. Mr. Damarillo also serves as the Co-Founder of Earnie Technology, Inc., which is a digital banking service. Mr. Damarillo also served as the Founder and Chairman of Amihan Global Strategies which is a pioneering digital transformation company in Southeast Asia and Middle East markets. From 2007-2013, Mr. Damarillo served as Chief Executive Officer of Simula Venture Labs which is an incubator and venture builder for disruptive open-source projects. From 2001-2005, Mr. Damarillo served as the CEO and Founder of Gluecode Software Inc., which was successfully acquired in 2005 by IBM. Gluecode Software brought to market a leading Open-Source Java Application Server from the Apache Software Foundation.

Winston Damarillo's Business Experience for the Last Three Years

Employer: Bayani Pay, Inc
Employer's Principal Business: Digital Banking
Title: Chief Executive Officer

Dates of Service: June 2021 - Present

Responsibilities: As the Chief Executive Officer, Mr. Damarillo provides leadership and oversight for the entire organization and bears the responsibility of defining its vision and strategic direction. He leads the executive team, making critical decisions that impact on the company's growth and performance. He ensures financial health, manages stakeholders, and shapes the organizational culture. He identifies and manages risks, monitors performance, and drives innovation and adaptation.

Employer: Earnie Technology, Inc.

Employer's Principal Business: Digital Banking

Title: Co-Founder

Dates of Service: July 2022 - Present

Responsibilities: As the Chief Executive Officer and co-founder, he provides leadership and oversight for the entire organization and bears the responsibility of defining its vision and strategic direction. He leads the executive team, making critical decisions that impact the company's growth and performance. He ensures financial health, manages stakeholders, and shapes the organizational culture. He identifies and manages risks, monitors performance, and drives innovation and adaptation.

Employer: Talino Ventures P.B.C.

Employer's Principal Business: Venture Studio for Fintech Startups

Title: Chief Executive Officer

Dates of Service: 2016 - Present

Responsibilities: As the Chief Executive Officer, Mr. Damarillo provides leadership and oversight for the entire organization and bears the responsibility of defining its vision and strategic direction. He leads the executive team, making critical decisions that impact on the company's growth and performance. He ensures financial health, manages stakeholders, and shapes the organizational culture. He identifies and manages risks, monitors performance, and drives innovation and adaptation.

Employer: Amihan Global Strategies Phils, Inc. (AGSX Phils)

Employer's Principal Business: Business Consulting

Title: Founder and Chairman

Dates of Service: April 2015 - Present

Responsibilities: Mr. Damarillo's primary responsibilities are focused on leadership, governance, and strategic oversight within the organization. He leads board meetings, facilitates strategic planning, and ensures adherence to legal and ethical standards. He represents the organization externally, manages conflicts, and fosters board development. Additionally, he oversees risk management, succession planning, and financial matters. He serves as a key figure in guiding the organization's direction and ensuring its effective operation.

Education: De La Salle University (B.S. in Industrial and Mechanical Engineering)

Keny Chang, Director   **Dates of Board Service: 2021 - Present**

Keny Chang is the current President and Director of the Company, where Mr. Chang oversees both operational, financial, and compliance aspects of the Company. Mr. Chang also serves as a program advisor at the University of California, Riverside where Mr. Chang is responsible for providing academic guidance to students, which entails assisting them in planning their coursework. Mr. Chang also serves as an arbitrator at the Financial Industry Regulatory Authority, also known as FINRA, where Mr. Chang is responsible for impartially resolving disputes between investors and brokerage firms or individual brokers. Mr. Chang also served as President of Kingstone Capital from January 2015 to November 2021, where Mr. Chang was responsible for providing leadership and direction to the organization.

Keny Chang's Business Experience for the Last Three Years

Employer: Talino Ventures P.B.C.

Employer's Principal Business: Venture Studio for Fintech Startups

Title: Chief Operation and Compliance Officer

Dates of Service: November 2021 – Present

Responsibilities: Mr. Chang oversees both operational and compliance aspects of the company. Mr. Chang is responsible for optimizing day-to-day operations, managing financial aspects, and identifying and mitigating operational risks. Mr. Chang ensures the company's adherence to laws and regulations, develops internal policies, and conducts monitoring and auditing processes. Mr. Chang collaborates with other senior executives, reports to the board, and leads and drives the team towards operational excellence and compliance. Overall, Mr. Chang's role is critical in maintaining efficient operations while upholding ethical standards and legal compliance.

Employer: University of California, Riverside
Employer's Principal Business: A secondary learning institution.
Title: Program Advisor
Dates of Service: January 2022 – Present
Responsibilities: Mr. Chang is responsible for providing academic guidance to students, assisting them in planning their coursework, and ensuring they meet program requirements. Mr. Chang offers career counseling, helps students explore entrepreneurship-related opportunities, and connects them with mentors and networking events. Additionally, Mr. Chang coordinates workshops and guest lectures, facilitates startup support, and encourages student engagement in entrepreneurship-related activities. Mr. Chang collaborates with faculty to enhance the program and stay updated with industry trends, aiming to support and guide students throughout their entrepreneurial journey.

Employer: Financial Industry Regulatory Authority (FINRA)
Employer's Principal Business: A governmental agency that focuses on writing and enforcing rules that govern registered brokers and broker-dealer firms in the United States.
Title: Arbitrator
Dates of Service: September 2021 – Present
Responsibilities: Mr. Chang is responsible for impartially resolving disputes between investors and brokerage firms or individual brokers. Mr. Chang reviews evidence, conducts hearings, adheres to FINRA rules and procedures, and makes binding decisions based on the presented information. Maintaining confidentiality and disclosing any conflicts of interest are essential aspects of Mr. Chang's role. He drafts written awards outlining the rationale behind the decisions and adheres to set timelines to manage the arbitration process efficiently.

Employer: Kingstone Capital
Employer's Principal Business: This employer's principal business is as a management and full-service business consulting company.
Title: President
Dates of Service: January 2015 – November 2021
Responsibilities: Mr. Chang was responsible for providing leadership and direction to the organization. Mr. Chang worked closely with the Board of Directors, implemented strategic plans, oversaw financial matters, managed stakeholder relations, and identified and mitigated risks. Mr. Chang provided oversight in human resources, business development, and growth opportunities while ensuring legal compliance.

Education: Boston University (B.A. in Political Science); Jones International University (M.B.A.)

Officers of the Company

Keny Chang, Chief Executive Officer and President
See "Directors of the Company" section above.

Cindy Damarillo, Chief Operating Officer and Treasurer
See "Directors of the Company" section above.

Employees

As of the date of, and for all past times relevant to, this Form C-AR, the Company has and has had no full-time employees. The Company uses the services of independent contractors and advisors.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority, including the U.S. Securities and Exchange Commission. Furthermore, these authorities have not passed upon the accuracy, adequacy, or completeness of this document or any related filings or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales and out limited operating history, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Failure to comply with federal and state privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state, and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other devices. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key personnel.

We are dependent on our executive officers, board of directors and key personnel, such as Winston Damarillo and Cindy Ty. These people may not devote their full time and attention to the matters of the Company. The loss any or all of our executive officers, board of directors and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

We depend on certain key personnel, including our President, Keny Chang. The loss of any of these key personnel would have a material adverse impact on our business, financial condition and future prospects.

The success of our company is highly dependent upon certain key management, including our President, Keny Chang. The loss of the services of this officer could have a material adverse effect on our business, financial condition, and the results of its operations. There can be no assurance that this officer will remain with our company in the future due to circumstances either within or outside of their control. Further, we do not carry, and do not intend to carry, life insurance or key man insurance on its personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Dependency on our service agreement with Talino Ventures P.B.C. poses a risk to our operational efficiency, control, and raise conflicts of interest.

Our operational framework relies entirely on a service agreement with Talino Ventures P.B.C. for the period of January 1, 2022, to December 31, 2022, which means that we do not have full-time personnel at our company. This arrangement could limit the control and oversight we have over our day-to-day operations. Further, a reliance on this service agreement may create conflicts of interest between our company and our parent company, especially if our parent company's business objectives diverge from ours, or if our parent company faces external pressures that affect its ability to fulfil its' operations. Should Talino Ventures P.B.C. no longer have an active service agreement with our company, or if we were to face conflicts of interest with our parent company, our business, financial condition, and results of operations could be materially adversely affected.

The absence of full-time employees may affect our responsiveness, ability to maintain efficient operations, and may hamper our growth and innovation.

Since our company does not have full-time employees, and instead delegates employees from our parent company, Talino Ventures P.B.C., we rely on our parent company and such employees for our operational support and day-to-day operations. Our lack of full-time employees and reliance on our parent company for operational support could hinder our ability to respond swiftly to market changes, regulatory updates, or any operational challenges that may arise. Further, a lack of a dedicated, full-time workforce may impede the development of our company, which could in turn hamper our growth prospects and competitive stance. The absence of our own full-time staff might lead to delays in decision-making, delays in the implementation of strategic initiatives or resolution of operational issues, which could adversely affect our business, financial condition, and the results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, personnel theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential personnel information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and personnel expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of personnel, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state, and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non- compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

As we are subject to a wide range of federal, state, and local laws and regulations,. the violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements, laws, and regulations.

This includes but is not limited to the Securities Exchange Act of 1934, which governs our operations involving the trade and sale of securities, stocks and bonds.

Our financial operations, particularly those involving mortgage lending, credit reporting, and debt collection, are regulated by the Consumer Financial Protection Bureau (CFPB). We adhere to CFPB standards, ensuring transparency and fairness in our financial dealings. Our practices are aligned with the CFPB's mandates on fair lending, accurate credit reporting, and ethical debt collection.

We are committed to non-discriminatory practices in all credit transactions as mandated by ECOA and implemented by Regulation B. This includes ensuring fairness irrespective of race, color, religion, national origin, sex, martial status, age, public assistance income, or exercise of rights under the Consumer Credit Protection Act.

In our dealings with asset-backed securities including mortgage-backed securities, we will comply with the disclosure requirements set forth in Regulation AB, informing investors about the underlying assets, security structure, and involved parties. We ensure that our disclosures are thorough, transparent, and in full compliance with the regulatory requirements.

Our market activities, particularly during securities offerings, will be conducted in a manner that avoids market manipulation, in accordance with Regulation M. This includes observance of the "quiet period" rules, restrictions on market-making activities, and other prohibitions designed to prevent the artificial influencing of securities prices during an offering.

Our business operations will fully comply with the requirements of the Office of Foreign Assets Control (OFAC) and the Bank Secrecy Act (BSA). This includes adherence to Customer Identification Program (CIP) standards for all legal entities and ensuring compliance with OFAC regulations by all U.S. persons involved in our operations, including foreign branches and subsidiaries of U.S. companies.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management attention away from our business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our personnel and agents with all U.S. and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, our policies and procedures may not ensure full compliance by our personnel and agents with all applicable legal requirements. Improper conduct by our personnel or agents could damage our reputation or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

Global economic, political, social and other conditions, including the COVID-19 pandemic, may continue to adversely impact our business and results of operations.

Adverse economic conditions may adversely affect the ability of our distributors to obtain the credit necessary to fund their working capital needs, which could negatively impact their ability or desire to continue to purchase products from us. If we experience adverse economic conditions in the future, our company could be adversely affected and collectability of accounts receivable may be compromised, any of which could have a material adverse impact on our operating results and financial condition.

Overall, the Company does not yet know the full extent of potential delays or impacts on its business, financing activities, or the global economy as a whole. However, these effects could have a material impact on the Company's liquidity, capital resources, operations and business and those of third parties on which we rely.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia's prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds and sell the shares we are offering. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

The United States generally accepted accounting principles and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, stock-based compensation, inventory, revenue recognition, trade spend and promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could adversely affect our reported financial results.

We may be unable to respond effectively to technological changes in our industry, which could reduce the demand for our products.

Our future business success will depend upon our ability to maintain and enhance our company with respect to advances in technological improvements for certain products and market products that meet customer needs and market conditions in a cost-effective and timely manner. Maintaining and enhancing our company may require significant investments. We may not be successful in gaining access to new products that successfully compete or are able to anticipate customer needs and preferences, and our customers may not accept one or more of our products. If we fail to keep pace with evolving technological innovations or fail to modify our products and services in response to customers' needs or preferences, then our business, financial condition and results of operations could be adversely affected.

We use third-party information technology and other systems and platforms (including with respect to validating the identity and location of our users), and any failures, errors, defects or disruptions in these systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, and adversely affect our operating results and growth prospects.

Our business makes use of the capacity, reliability and security of the infrastructure owned by third parties over which our offerings are deployed. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure or whether or not those third parties will upgrade or improve their equipment. If one or more of these companies is unable or unwilling to supply or expand our levels of service in the future, our operations could be adversely impacted. Also, to the extent the number of users utilizing our future products and services suddenly increases, the technology platform and secure hosting services which will be required to accommodate a higher volume of traffic may result in slower response times or service interruptions. Service interruptions or increases in response time could result in a loss of potential or existing users and, if sustained or repeated, could reduce our products and services' appeal to users. In addition, users depend on real-time communications; outages caused by increased traffic could result in delays and system failures. These types of occurrences could cause users to perceive that our products and services do not function properly and could therefore adversely affect our ability to attract and retain licensees, financial institutions, strategic partners and customers.

Exposure to Credit Risk from Operating and Financing Activities

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities and from our financing activities, including deposits with banks and financial institutions, and other financial instruments.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, inflationary pressure and interest rate changes, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. More recently, the closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation ("FDIC") created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly confirmed that depositors at SVB and Signature Bank would continue to have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon our business plans.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Talino Ventures P.B.C.	10,000,000 Shares of Common Stock	82.80%

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 5,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). On the date of this Form C-AR, 12,076,786 shares of Common Stock and no shares of Preferred Stock, respectively, will be issued and outstanding.

Neither the shares of our common stock issued in our Regulation D or 2022 Reg. CF offering have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	12,076,786
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%**

This percentage is based upon outstanding common stock and excludes from the calculation a total of $285,132.00 in investment amount of SAFE securities having a valuation cap of $15,000,000.

Type	Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.0001
Voting Rights	Cannot be determined at this time.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This stock will not be limiting or dilutive to the Security issues pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$285,132
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Cannot be determined at this time.

INDEBTEDNESS OF THE COMPANY

As of the date of this Form C-AR, the Company has outstanding debt in the form of an unsecured promissory note. On June 20, 2022, the Company issued a promissory note with a principal amount of $500,000 and a 10% interest rate to National Asian American Coalition. The promissory note is due on June 20, 2025. The current outstanding balance, including the outstanding principal and interest amounts as of December 31, 2022, is $526,250 on this promissory note.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of 10,000,000 shares of common stock to our initial stockholder under Section 4(a)(2) of the Securities Act.

In 2022, we raised funds through a Regulation D, Rule 506(b) offering. The date of the first sale was June 8, 2022. As of the date of this annual report, we raised $351,086 through the Regulation D offering and issued a total of 2,076,786 shares of common stock.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,000	10,000,000	General Working Capital	October 19, 2021	Section 4(a)(2)
Common Stock	$350,086	2,076,786	General Working Capital	June 2022 to July 2022	Reg. D Rule 506(b)
SAFE Notes	$285,132	N/A	General Working Capital	Between February 11 – June 30, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

We had $85,760 in revenues in the fiscal year ended December 31, 2022, and $40,000 in revenues in the fiscal year ended December 31, 2021. Such an increase is due to the growth of the number of clients and customers for whom the Company provided services. Our sales and marketing expenses for fiscal year 2022 were $39,136 as compared to $6,000 in the fiscal year ended 2021. Our total operating expenses in fiscal year 2022 were $550,457 as compared to $77,694 in fiscal year 2021. This increase in the sales and marketing expenses and increase in overall operating expenses is the result of the growth in our business and an increase in marketing and operation activities in general. The Company was incorporated in October 2021, and thus did not have a full year of operations in 2021, but had a full year of operations for fiscal year 2022.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2022, the Company had an aggregate of $13,103 in cash and cash equivalents, leaving the Company with approximately six (6) months of estimated runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

We had a net loss from operating activities of $534,660 in fiscal year 2022, compared to a net loss of ($37,694) in fiscal year 2021. This increase in net loss is attributable to the factors described above under "*Results of Operations.*"

In fiscal year 2022, we received $285,132 (before offering expenses) from investors through the sale of our Crowd SAFE Notes on the WeFunder portal in our Reg. CF offering and in 2022 we received $350,086 from Rule 506(b) Common Stock offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures over the course of the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

In 2022, we sold 2,076,786 shares of our common stock in a Rule 506(b) Common Stock offering, raising $350,086.

We are authorized to issue 20,000,000 shares of common stock, par value $0.0001 per share. As of the date of this annual report, a total of 12,076,786 shares of our common stock are issued and outstanding.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 per share.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Through 2022, the Company made advances to Talino Ventures P.B.C., or Talino Ventures and such advances were repaid by services of Talino Ventures. These outstanding advances also included any such expenses of the Company that were advanced on the Company's behalf by Talino Ventures. As of December 31, 2022, the outstanding balances under these arrangements was an amount due to Talino Ventures. of $20,260.60 by our Company.

On December 31, 2022, the Company entered into Statement of Work agreement with Talino Ventures for consulting and professional services related to the Company's software development, operations, and marketing. As of December 31, 2022, the total amount accumulated to Talino Ventures has been $828,000.

OTHER INFORMATION

Bad Actor Disclosure

As of the date of, and for all past times relevant to, this Form CA-R, neither Company nor any director, executive officer or other officer of the Company participating in any offering of securities of a private placement program sponsored by the Company, including under Reg. CF, is subject to any of the "Bad Actor" disqualifications described in Rule 503 or Rule 506(d) and € under the Securities Act of 1933, as amended. If a Bad Actor were involved with one or more of the Company offerings of securities, its investors may have the right, if they so desire, to rescind their purchase of such securities. In that circumstance, it is possible that one or more investors seeking rescission would succeed. This could also occur under applicable state securities or "Blue Sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that would have a direct adverse effect on the Company and an indirect adverse effect on the other investors.

Failure to Comply with Ongoing Reporting Requirements

The Company failed to timely file an annual report on Form C-AR within 120 days of the end of its 2022 and 2023 fiscal years.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited and unreviewed 2022 financials and audited 2021 financial statements are true and complete in all material respects.

/s/ Keny Chang
(Signature)

Keny Chang
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Winston Damarillo

(Signature)
Winston Damarillo
Director
(Title)
November 27, 2024

/s/ Keny Chang

(Signature)
Keny Chang
Director
(Title)
November 27, 2024

/s/ Cindy Damarillo-Ty

(Signature)
Cindy Damarillo-Ty
Director
(Title)
November 27, 2024

/s/ Tom Fisher

(Signature)
Tom Fisher
Director
(Title)
November 27, 2024

EXHIBIT A

Financial Statements

ASENSO FINANCE, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2022



JANG & COMPANY
ACCOUNTANCY CORPORATION
WWW.JANGCPA.COM

To the Management
Asenso Finance, Inc.
Manhattan Beach, California

Management is responsible for the accompanying financial statements of Asenso Finance, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022, and the related statement of income and retained earnings and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

The supplementary information contained in schedule of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information is the representation of management. The information was subject to our compilation engagement; however, we have not audited or reviewed the supplementary information and, accordingly, do not express an opinion, a conclusion, nor provide any assurance on such supplementary information.

Jang & Company

La Mirada, California
September 8, 2023

- 1 -
"The Professional Solutions"
16700 Valley View Avenue Suite200, La Mirada, California, CA 90638-5831
tel 714.739.2800 fax 714.739.2900 e-mail info@jangcpa.com

ASENSO FINANCE, INC.
BALANCE SHEET
December 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	13,103
Accounts receivable		45,760
Loan receivable		8,000
Other receivables		4,651
Total current assets		71,514
OTHER ASSETS		
Asenso software platform		621,000
Less accumulated amortization		(23,288)
Total other assets		597,712
TOTAL	$	669,226

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	77,645
Interest payable		26,250
Notes payable		500,000
Other payables		1,466
Total current liabilities		605,361
LONG-TERM LIABILITIES		
SAFE obligations		285,132
Total liabilities		890,493
STOCKHOLDERS' EQUITY		
Common stock, par value $0.0001 per share, 20,000,000 shares authorized, 12,076,786 shares issued and outstanding		1,208
Additional paid-in capital		349,879
Retained earnings		(572,354)
Total stockholders' equity		(221,267)
TOTAL	$	669,226

See independent accountants' compilation report

ASENSO FINANCE, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year Ended December 31, 2022

REVENUES		
Sales	$	85,760
COST OF SALES		
Professional fees		43,713
Total cost of sales		43,713
GROSS PROFIT		42,047
OPERATING EXPENSES		550,457
INCOME FROM OPERATIONS		(508,410)
OTHER INCOME (EXPENSE)		
Interest expense		(26,250)
Total other income (expense)		(26,250)
NET INCOME		(534,660)
RETAINED EARNINGS - beginning of period		(37,694)
RETAINED EARNINGS - end of period	$	(572,354)

See independent accountants' compilation report

ASENSO FINANCE, INC.
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(534,660)
Adjustments to reconcile net income to net cash provided		
by operating activities		
Amortization		23,288
(Increase) decrease in:		
Accounts receivable		(45,760)
Loan receivable		(8,000)
Other receivables		(4,651)
Increase (decrease) in		
Accounts payable		(49)
Interest payable		26,250
Other payables		1,466
Net cash used by operating activities		(542,116)
CASH FLOWS FROM INVESTING ACTIVITIES		
Asenso software platform		(621,000)
Net cash used by investing activities		(621,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes payable		500,000
SAFE obligations		285,132
Subscription receivable		1,000
Additional paid-in capital		349,879
Common stock		208
Net cash provided by financing activities		1,136,219
NET DECREASE IN CASH		(26,897)
CASH AT BEGINNING OF YEAR		40,000
CASH AT END OF YEAR	$	13,103

See independent accountants' compilation report

NOTE 1 - Nature of Activities and Significant Account Polices

Nature of Operations

Asenso Finance, Inc. ("the Company") was incorporated in Delaware on October 19, 2021. The Company is a lending-as-a-service software provider to small banks and community development financial institutions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Revenues are generally recognized when realized or realizable, and when earned (usually when goods are transferred or services rendered), no matter when payment is received. The Company recognizes revenue from subscriptions of software and business operation services. Service revenue is recognized when the service is performed.

The costs include all direct material, labor, and subcontract costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. selling, general, and administrative costs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly-liquid investments with initial maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance have not been material to the financial statements.

Property and Equipment

Property and equipment are stated at the cost. Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company has elected to use the taxes payable method. Under this method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income. Current year taxable income varies from income before current year tax expense primarily due to the use of accelerated depreciation methods, and timing differences for recognizing deferred revenue and accrued bonuses which are reported differently for tax purposes.

Recent Accounting Pronouncements

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. The adoption of this new revenue standard does not have a significant impact on the amount and timing of revenue recognized in the Company's financial statements. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases; finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in January 2022. The Company is required to record a "right of use" asset and a lease liability payable and believes that the increase in assets and liabilities for all of its existing leases upon adoption will be material.

NOTE 2 - Accounts Receivable

Accounts receivable are considered to be fully collectible at December 31, 2022 accordingly, no allowance for doubtful accounts has been set up.

NOTE 3 – SAFE(Simple Agreement for Future Equity) Obligations

During the year, the Company raised the capital through an equity crowdfunding campaign launched on WeFunder. Total amount raised is $285,132.

NOTE 4 – Notes Payable

The Note was issued on June 20, 2022 by National Asian American Coalition with the amount of $500,000. It matures in 3 years. The interest is paid quarterly on Principal from the date hereof until such Principal is repaid in full at the simple interest rate of ten percent (10%) per annum, which payments are due on the last business day of March, June, September, and December for each year that the Note is outstanding. Any accrued, but unpaid, Interest is payable on the Maturity Date.

NOTE 5 – Stockholders' Equity

The company issued 2,076,786 common stocks to private investors with raising $349,879 of Additional paid-in capital.

NOTE 6 – Related Party Transactions

Through 2022, The Company made advances to Talino Ventures P.B.C. that were repaid by services and also had expenses paid on the Company's behalf by Talino Ventures P.B.C. and services performed for the Company by Talino Ventures P.B.C. The outstanding balances under these arrangements as of December 31, 2022 was an accounts payable to Talino Ventures P.B.C. balance of $20,621. In 2022, the Company entered into Statement of Work (SOW) agreement with Talino Ventures P.B.C. for consulting and professional services related to the Company's software development, operations, and marketing, with a total amount of $828,000.

NOTE 7 - Subsequent Events

Management has evaluated subsequent events through September 8, 2023, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ASENSO FINANCE, INC.
SCHEDULE OF OPERATING EXPENSES
Year Ended December 31, 2022

OPERATING EXPENSES

Advertising and marketing	$	31,709
Amortization		23,288
Bank charges		20
Commissions		7,427
Dues and subscriptions		9,817
Insurance		5,745
Miscellaneous		108
Office expense		87
Professional fees		468,483
Taxes & licenses		1,250
Travel		2,523
Total operating expenses	$	550,457

See independent accountants' compilation report

ASENSO FINANCE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021



To the Sole Director of
Asenso Finance, Inc.
Manhattan Beach, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Asenso Finance, Inc. (the "Company") which comprise the balance sheet as of December 31, 2021, and the statement of operations, changes in stockholder's equity/(deficit), and cash flows for the period from October 19, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception and has sustained a net loss of $37,694 for the period ended December 31, 2021. As of December 31, 2021, the Company had an accumulated deficit of $37,694 and current liabilities exceeded current assets by $37,694. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 23, 2022


ASENSO FINANCE, INC.

BALANCE SHEET


	December 31, 2021
ASSETS	
Current assets:	
Cash and cash equivalents	$ 40,000
Total assets	$ 40,000
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)	
Current liabilities:	
Accounts payable, related parties	$ 76,500
Accounts payable	1,194
Total liabilities	77,694
Commitments and contingencies (Note 7)	
Stockholder's equity (deficit):	
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021	-
Common stock, $0.0001 par value, 20,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2021	1,000
Subscription receivable	(1,000)
Accumulated deficit	(37,694)
Total stockholder's equity (deficit)	(37,694)
Total liabilities and stockholder's equity (deficit)	$ 40,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


ASENSO FINANCE, INC.

STATEMENT OF OPERATIONS


	For the Period from October 19, 2021 (inception) to December 31, 2021
Net revenue	$ 40,000
Operating expenses:	
Research and development	48,000
General and administrative	29,694
Total operating expenses	77,694
Loss from operations	(37,694)
Provision for income taxes	-
Net loss	$ (37,694)
Weighted average common shares outstanding - basic and diluted	10,000,000
Net loss per common share - basic and diluted	$ (0.0038)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Subscription	Accumulated	Total Stockholder's
	Shares	Amount	Shares	Amount	Receivable	Deficit	Equity (Deficit)
Balances at October 19, 2021 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	10,000,000	1,000	(1,000)	-	-
Net loss	-	-	-	-	-	(37,694)	(37,694)
Balances at December 31, 2021	-	$ -	10,000,000	$ 1,000	$ (1,000)	$ (37,694)	$ (37,694)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ASENSO FINANCE, INC.

STATEMENT OF CASH FLOWS

	For the Period from October 19, 2021 (inception) to December 31, 2021
Cash flows from operating activities:	
Net loss	$ (37,694)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts payable	77,694
Net cash provided by operating activities	40,000
Net change in cash and cash equivalents	40,000
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 40,000
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -
Supplemental disclosure of non-cash investing and financing activities:	
Subscription receivable	$ 1,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Asenso Finance, Inc. (the "Company") is a corporation formed on October 19, 2021 under the laws of the State of Delaware. The Company is a leading-as-a-service software provider to small banks and community development financial institutions.

As of December 31, 2021, the Company has commenced limited principal operations. The Company's activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained a net loss of $37,694 for the period ended December 31, 2021. As of December 31, 2021, the Company had an accumulated deficit of $37,694 and current liabilities exceeded current assets by $37,694. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

During the period ended December 31, 2021, all revenues were with one customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue from customized professional services. Revenue is recognized as services are completed, which represents the point in time when the performance obligation is satisfied through the transfer of promised services to the customer.

During the period ended December 31, 2021, all revenue was recognized under a contract with one customer. The aggregate amount of transaction price allocated to unsatisfied performance obligations as of December 31, 2021 was $40,000. As of December 31, 2021, the Company has recognized $40,000 in revenues under this contract and has no contract receivable balance related to the arrangement.

Research and Development Expenses

Costs to develop the Company's products are recorded as research and development expenses and are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As there were no potentially dilutive as of December 31, 2021, diluted net loss per share is the same as basic net loss per share.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **STOCKHOLDER'S EQUITY (DEFICIT)**

As of December 31, 2021, the Company's certificate of incorporation authorized the Company to issue 5,000,000 shares of preferred stock and 20,000,000 shares of common stock, par value $0.0001 per share.

Each holder of common shall be entitled to one vote for each common stock held. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

Upon inception, the Company issued 10,000,000 shares of common stock to its founder at par value for $1,000. The Company recorded a subscription receivable to its stockholders' equity/(deficit) as of December 31, 2021.

5. **RELATED PARTY TRANSACTIONS**

The Company is managed by and transacts with Talino Labs Pte Ltd. ("Talino"), a related entity under common control. During the period ended December 31, 2021, the Company incurred $48,000 in engineering fees to Talino, which is included in research and development expenses in the statement of operations.

During the period ended December 31, 2021, the Company entered into service agreement with Talino Ventures, Inc. (parent company) and incurred $24,500 in professional fees and paid rent of $4,000 (see Note 7), both of which are included in general and administrative expenses in the statement of operations.

As of December 31, 2021, the Company had $76,500 in accounts payable with related parties.

6. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2021, the Company had a net deferred tax asset before valuation allowance of $10,554 pertaining to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to a taxable loss for the period ended December 31, 2021 and no history of generating taxable income. Therefore, a valuation allowance of $10,554 was recorded as December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $37,694.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax year remains open to examination.

7. **COMMITMENTS AND CONTINGENCIES**

The Company has a month-to-month lease agreement with Talino for office space. Base rent is $2,000 per month.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.